

November 26, 2012

Via E-mail
Michael Q. Murray
General Counsel
Sealy Corporation
Sealy Drive One Office Parkway
Trinity, NC 27370

> **Re:** **Sealy Corporation**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed October 30, 2012**
> **Form 10-Q for the Quarterly Period Ended August 26, 2012**
> **Filed September 28, 2012**
> **File No. 001-08738**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14C

General

1. We note that in connection with your merger and delisting, Tempur-Pedic may pursue agreements, arrangements or understandings with your executive officers, which may include cash, stock, and co-investment opportunities. Further, we note that in your press release dated September 27, 2012, you state that Larry Rogers will remain CEO of Sealy following the completion of the merger. Considering these aspects of the merger, please provide us with a detailed analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Question 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure

Interpretations. Please also revise your registration statement to include disclosure regarding the continuing service of any executive officer or director, including Mr. Rogers continued employment.

2. Please supplementally provide us with copies of all materials prepared by Citigroup and Parella Weinberg and shared with the Board of Directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the Boards' decisions to approve the transaction agreement.

Summary, page 1

3. According to Tempur-Pedic's Form 10-Q for the Quarterly Period Ended September 30, 2012, it appears that the address for the company's principal executive offices is 1000 Tempur Way, Lexington, Kentucky 40511. Please update the address here and on page 16.

Opinion of the Financial Adisor to the Company, page 3
Opinion of the Financial Advisor to the Independent Committee, page 3

4. Please disclose the fees to be paid to these advisors as well as the amounts contingent upon the completion of the merger.

Regulatory and Other Governmental Approvals, page 7

5. Please update the status of the approval required by the HSR Act.

Interests of the Company's Directors and Executive Officers in the Merger, page 7

6. Please quantify the benefits that your directors and executive officers will receive as a result of their interests in the transaction.

Cautionary Statements Regarding Forward-Looking Statements, page 13

7. We note your statement on page 15 that you undertake no obligation to publicly update or revise any forward-looking statement. This disclaimer does not appear to be consistent with you disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

The Merger, page 17

8. Your disclosure throughout this section should describe in sufficient detail why this transaction was approved by shareholders as opposed to any alternatives to such transaction, and why the transaction is being undertaken at this time. The disclosure should also describe in sufficient detail who initiated contact among the parties, identify

all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting.

9. Please clarify the statement on page 19 that at the June 14, 2012 Board meeting, the Board concluded that it was in the best interests of stockholders to proceed with an exploration of strategic alternatives. We note that the prior sentence in this paragraph indicates that the Board determined not to conduct an auction to seek alternative partners to a transaction. Please reconcile your disclosure accordingly.

10. Please specify the "certain actions" Tempur-Pedic required KKR to take with respect to the Convertible Notes.

Reasons for the Merger; Recommendations of the Board of Directors, page 24

11. Please expand your disclosure in the third bullet point to explain what specifically was considered by the board regarding possible alternatives to the sale of the company, including the specific potential benefits to the stockholders. As currently drafted, it is not clear why this is a positive factor supporting the Board's recommendation.

Opinion of Financial Advisor to the Company – Citigroup Global Markets Inc., page 26

12. Please revise your disclosure to provide a quantitative description of the fees Citigroup and any of its affiliates, received, or will receive, for services provided to the company, or any of its affiliates, including KKR, in the past two years. See Item 1015(b)(4) of Regulation M-A.

Opinion of the Financial Advisor to the Independent Committee – Parella Weinberg Partners LP, page 32

Selected Publicly Traded Companies Analysis, page 37

13. Please revise the disclosure to provide the underlying data used to calculate the selected companies range of multiples.

Selected Transactions Analysis, page 38

14. Please revise the disclosure to provide the size of each transaction and the underlying data for each transaction used to determine the representative range of multiples.

Summary of the Company's Projections, page 41

15. We note the statement on page 42 that "[n]either the company nor its affiliates assumes any responsibility for the accuracy of this information." While it may be acceptable to

include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for the information. Please remove this disclaimer.

16. In the interest of transparency, please revise your tables on page 43 to provide the definition of Adjusted EBITDA according to your senior debt agreements. This will enable an investor to more easily determine the components of your line items titled Adjusted EBITDA, EBITDA and Adjusted EBIT.

Potential Payments Upon a Change in Control; Transaction Bonuses, page 49

17. It does not appear that you have included the value of the Equity Share Units that the named executive officers will receive in connection with the merger. Please include the value of the Equity Share Units, or, in the alternative, please advise us why such Equity Share Units should not be included. See Item 3(c) of Schedule 14C and Item 402(t) of Regulation S-K.

18. Please include the information required by Instruction 5 to Item 402(t) of Regulation S-K.

Litigation Related to the Merger, page 53

19. Please supplementally provide us with copies of the complaints for the lawsuits listed in this section.

Explanatory Note Regarding the Merger Agreement, page 54

20. Please revise this section to remove the suggestion that investors cannot rely on the information in the merger agreement, including the representations and warranties in the transaction, as this information constitutes public disclosure under the federal securities laws.

Where You Can Find Additional Information, page 86

21. We note that you are incorporating by reference certain documents into the Information Statement. Given that the consideration offered to stockholders consists wholly of cash, it is unclear why you are incorporating such documents. See Instruction 2 to Item 14 of Schedule 14A. Please advise. To the extent that you continue to incorporate by reference, please include all necessary documents. For example, we note that you have not included your Form 10-Q for the quarterly period ending August 26, 2012.

Form 10-Q for the Period Ended August 26, 2012

Note 11: Derivative Instruments and Hedging Strategies, page 19

22. Please tell us how you determined that the fair value of the contingent redemption feature associated with your Senior Notes and Senior Subordinated Notes was immaterial as of August 27, 2012. In doing so, please also tell us how you concluded that the probability of the contingent events requiring redemption was low as of August 27, 2012 considering your September 26, 2012 announcement of a Merger Agreement with Tempur-Pedic International, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director